SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

UBS Equity Opportunity Fund II, L.L.C.

(Name of Issuer)

UBS Equity Opportunity Fund II, L.L.C.

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Steven S. Drachman, Esq.

UBS Financial Services Inc.

51 West 52nd Street

New York, New York 10019

(212) 882-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $135,000,000(a)	Amount of Filing Fee: $5,305.50 (b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 0.00393% of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
Form or Schedule and the date of its filing.

Amount Previously Paid: __________
Form or Registration No.: __________
Filing Party: __________
Date Filed: __________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 20, 2008 by UBS Equity Opportunity Fund II, L.L.C. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $135,000,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4 (c)(4):

1.	The Offer expired at 12:00 midnight, New York time, on December 18, 2008.

2.         $103,911,771 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS EQUITY OPPORTUNITY FUND II, L.L.C.

By: UBS Fund Advisor, L.L.C.
Authorized Signatory

By: /s/ Robert F. Aufenanger
Name: Robert F. Aufenanger
Title: Authorized Signatory

May 28, 2009